SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman, Donald R. Rogers, David A. Pordy+, David D. Freishtat, Martin P. Schaffer, Christopher C. Roberts, Edward M. Hanson, Jr., David M. Kochanski, Robert B. Canter, Daniel S. Krakower, Kevin P. Kennedy, Nancy P. Regelin, Samuel M. Spiritos+, Martin Levine, Worthington H. Talcott, Jr.+, Fred S. Sommer, Morton A. Faller, Alan S. Tilles, James M. Hoffman, Michael V. Nakamura, Jay M. Eisenberg+, Douglas K. Hirsch, Glenn C. Etelson, Karl J. Protil, Jr.+, Timothy Dugan+, Kim Viti Fiorentino, Sean P. Sherman+, Gregory D. Grant+, Jacob S. Frenkel•, William C. Davis, III, Rebecca Oshoway, Michelle R. Curtis•, Mimi L. Magyar, Glenn W.D. Golding+, Michael J. Lichtenstein, Bruce A. Henoch, Jeremy W. Schulman, William F. Askinazi, Matthew M. Moore+, Jeannie Eun Cho, David S. Wachen•, Patricia Teck, Jacob A. Ginsberg, John D. Sadler, Marc E. Pasekoff, Erin J. Ashbarry, Alexis H. Peters•, Meredith S. Campbell, Kristen Munger•, Leslie E. Gallagher•, Michael T. Ebaugh, Anne Marie Vassallo•, Matthew D. Alegi•, Christopher W. Poverman, Chanoch D. Kanovsky, Thomas A. Gravely, Rebekah L. Bina•, William F. Gibson+, William B. Schroeder+, Mary Clare H. Kimber•, Lawrence M. Kramer, Alexander C. Vincent•+

Of Counsel: Larry N. Gandal, Jeffrey A. Shane, Richard P. Meyer•, Larry A. Gordon•, David E. Weisman, Lawrence Eisenberg, Deborah L. Moran, Scott D. Field

Special Counsel: Philip R. Hochberg•

Retired: Karl L. Ecker

Maryland and D.C. except as noted: + Virginia also • D.C. only • Maryland only

06019139

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

SUPPL

November 30, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 2006	Report – Interim Report 2006 (6 months ended 30 September 2006)
November 2006	Presentation – Interim Report 2006 (6 months ended 30 September 2006)
November 6, 2006	Regulatory Announcement – Interim Results – Part 1
November 6, 2006	Regulatory Announcement – Interim Results – Part 2
November 6, 2006	Press Release – Interim Statement

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-108.doc
T: 122006


INTERIM REPORT 30 SEPTEMBER 2006
查找



Electrocomponents plc

International Growth

www.electrocomponents.com

Electrocomponents plc is a dynamic and international business that distributes a wide range of products to development and maintenance engineers in all types of businesses around the world.

Financial highlights: H1 2006/07

Revenue
£422.4m
H1 2005/06: £396.8m

Headline profit before tax
£36.3m
H1 2005/06: £35.3m

Dividend
5.8p
H1 2005/06: 5.8p

Headline operating profit

£38.8m
H1 2005/06: £36.6m

Headline earnings per share

5.5p
H1 2005/06: 5.4p

Headline return on sales

8.6%
H1 2005/06: 8.9%


North America sales £m
103.4
102.8
112.8
137.5
51.2
56.2
72.7
03
04
05
06
07


UK sales £m
366.9
361.0
358.8
353.6
182.1
176.0
180.0
176.3
173.7
03
04
05
06
07


Continental Europe sales £m
224.3
241.1
243.5
267.9
105.0
114.3
114.3
122.8
132.6
03
04
05
06
07


Asia Pacific sales £m
49.1
54.4
58.8
69.5
24.5
29.0
33.6
38.4
03
04
05
06
07

Half year Full year

Contents

1 Chairman's Statement
2 Operating Review
7 Independent Review Report
8 Group Income Statement
9 Group Statement of Recognised Income and Expense
10 Group Balance Sheet
11 Group Cash Flow Statement
12 Basis of Preparation and Principal Accounting Policies
13 Notes to the Interim Statement
17 Safe Harbour

Chairman's Statement

INTRODUCING OUR NEW CHAIRMAN

Helmut Mamsch, 62, joined the Board on 1 September 2006 as Chairman designate. He took over as Chairman at the October Board meeting. He is Deputy Chairman of Logica CMG plc and a Non-executive Director of both GKN plc, an automotive and aerospace company, and SAPPI Ltd, a major fine paper producer. He is also a Supervisory Board member of K+S AG and Cemex Deutschland.

INTRODUCTION

In the first half of this year, the Group has shown good progress in improving its financial performance. Sales growth was 9% and headline profit growth, adjusting for the £4m impact of there being fewer trading days this half year, was 16%.

Sales growth in the International business remained at the high level of 15% experienced in the second half of the last financial year, with all regions showing double digit growth. It is also pleasing to see that the UK has returned to growth of 1%, benefiting from the new strategic direction being implemented.

Gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due mainly to the strong growth of Allied, our North American business, with its lower gross margin.

Good operating cost leverage has been achieved in the International business where contribution increased by £4m. Where costs increased, they were generally in customer facing areas and were closely linked to the strategy implementation.

Overall, in my first few months with Electrocomponents, I have been impressed by how this well-focused Group and its committed employees are determined to raise the performance of the business.

STRATEGIC DEVELOPMENT

This is the second year of our 3 year strategic development plan and good progress has continued to be made in implementing the strategy.

The implementation of the EEM strategy has continued. Allied products have been made available in Asia Pacific and the launch of leading edge wireless and displays technologies in Europe has been highly successful.

The Group continues to focus on the roll out of its Enterprise Business System (EBS) to the rest of Europe with the successful upgrade in France having taken place in the first half.

The Group has implemented actions to achieve over £6m p.a. of cost savings and further actions are planned to deliver the rest of the 2007/08 target of £10m p.a. cost savings.

INTERIM DIVIDEND

The interim dividend has been maintained at 5.8p. When the 3 year strategic development plan was announced in May 2005, the Board decided that, assuming there was no substantial deterioration in economic conditions, it should maintain the current level of dividend for the following three years.

BOARD

During the half year, three Directors left the Group. Dieter Lennertz and Kevin Abbott left in July, whilst Bob Lawson, the former Chairman, retired in October after 26 years with the business. Throughout this time, Bob made an enormous contribution to the Group and provided the leadership needed to grow the International business to its current size. On behalf of the Board, I wish to express our thanks to Bob, Dieter and Kevin.

CURRENT TRADING AND OUTLOOK

In October, Group revenue growth has been around 9% year on year. Growth in our International business was around 15% and the UK growth was around 1%.

In the second half of the financial year, the Group will focus on delivering a successful European EBS implementation. The Board is confident of delivering profit growth through implementing the new strategy.

Helmut Mamsch, Chairman
6 November 2006

3 YEAR STRATEGIC DEVELOPMENT PLAN

In May 2005, the Group announced a 3 year plan to substantially improve the financial performance of the Group. This plan comprised three key elements:
- Focus separately on two distinct customer groups (EEM and MRO)
- Implement the Enterprise Business System (EBS)
- Create a lower cost infrastructure

We are now half way through the three year period and good progress has been made with all three elements.

PROGRESS ON 3 YEAR PLAN

Electronic and Electromechanical (EEM)

The Group competes for EEM customers across the product lifecycle, from research and development (R&D), through pre-production and small scale production, to maintenance. The business supplies a broad range of products and is a primary supplier for customers' product needs.

The market for low volume component distribution is around £12bn worldwide plus the value of electromechanical and other associated 'pull through' products. This market is highly fragmented and the proportion served by distribution is growing, with R&D customers and new technologies driving this growth. The Group has only around 3% of the global low volume distribution market so there are significant growth opportunities for the Group across the world.

The EEM market is currently undergoing fundamental change, with the geographical separation of R&D from production, technology proliferation and increasing use of the e-Commerce channel. This is creating a more fragmented customer base with different requirements. Customers increasingly demand technology solutions as well as individual products and need more product support.

The Group's offer is ideally suited to these customers by providing an economic way to serve these needs and leveraging the core strengths of the RS brand. In this way, RS is building a differentiated and attractive competitive position to serve the EEM market.

The main elements of our EEM strategy implementation are to:
- focus the business on EEM by recruiting new skills to the Group and creating a new EEM division and sales teams
- improve our offer for R&D engineers through updating our component ranges, widening product availability and new technology solutions beyond the wireless and displays range that was launched successfully in the main European markets in the first half
- develop our pre-production sales model with pilots underway in Europe
- develop new capabilities needed to serve EEM customers

Early results of these actions have been positive. Sales of the extended range of 75,000 products from Allied (our North American company) have grown strongly month on month. This range of EEM products was launched in the major European markets last financial year, rolled out to Asia Pacific during the half year and will be made available in the other European markets in the second half. Similarly, the web-only wireless and displays launch was highly successful and the range was included in the October catalogues.

Maintenance, Repair and Operations (MRO)

Our MRO offer is aimed primarily at maintenance engineers at the end of the product lifecycle. These customers value a broad range of products and technologies and they view RS as a secondary supplier of these products, as we are particularly strong at fulfilling convenient or urgent needs for infrequent or hard-to-find products.

The largest MRO business within the Group is in the UK and this business is developing the MRO strategy on behalf of the Group.

The main elements of our MRO strategy are to:
- focus on existing strong technologies within MRO with the creation of a Process Control and Automation (PCA) operating unit and the offer of an extended PCA range from key suppliers
- rationalise the MRO support product range starting with a planned 20% reduction in the UK
- increase the proportion of RS own-brand products in the UK by 30%
- build maintenance related services such as the UK Call and Collect facilities

We are achieving strong PCA growth in the UK and Europe.

Common Actions
These EEM and MRO strategies build upon RS core strengths of broad product range, reliable delivery, order facilitation and broad customer base. They also benefit from increased price flexibility via larger order promotions and targeted discounts for large customers.

These programmes are supported by common infrastructure, processes and systems including EBS and e-Commerce. e-Commerce, which represented 26% of Group sales in the first half, is a key enabler of the strategy implementation allowing the global availability of web-only products coupled with rapid price and offer changes. Consequently, the Group continues to invest in and develop the e-Commerce channel with an improved search facility, a more relevant offer to EEM and MRO customers and an enhanced large customer offer through e-Procurement.

Enterprise Business System (EBS)
The Enterprise Business System is supporting the UK business, France and the International supply activities well. During the half year, there was an update to bring France onto the same EBS version as the UK. This was achieved successfully.

The roll out of EBS to the other European businesses remains on schedule and is expected to be largely complete by the end of this financial year. The EBS system was successfully rolled out to China in October.

The European roll out is a major focus for the second half and, although it presents a significant challenge, we are confident of success. The timing of the roll out of EBS to Allied in North America is still to be determined and will be considered after the completion of EBS in Europe and the warehouse move in North America, which is scheduled for mid 2007/08.

Following the European roll out, the Group will focus on the delivery of benefits, including higher stock turn in Europe from regional inventory planning, the enablement of further cost savings and increased revenue.

Infrastructure
During the half year, the Group has achieved good cost leverage in all International regions, driven by strong sales growth and cost reduction initiatives.

In 2005/06, actions were taken to deliver £4.4m of annualised cost savings. In the first half of 2006/07, action was taken to deliver further cost savings of £0.9m with a reorganisation cost of £0.7m.

In September, the sale of the International Management Centre building in Oxford with an associated move to a smaller rented building was agreed. The move will generate a cash flow benefit of around £10m in the second half of the financial year. The lower running costs of the new building and interest benefit on the cash received will give an annualised benefit of around £0.8m per year.

As part of the 3 year plan, the Group plans to achieve infrastructure savings of £10m p.a. through cost reduction initiatives by 2007/08. To date, actions have been taken to deliver annual cost savings of £6.1m, including the Head Office saving.

FINANCIAL PERFORMANCE
The headline profit before tax was £36.3m, up £1.0m from last year. This increase has been driven by five main factors. The contribution of the International business has increased by £3.5m and EBS costs have reduced by £2.5m. Against this, UK contribution has declined by £2.4m, process costs have increased by £1.4m and interest has increased by £1.2m. The profit growth was 16%, after adjusting for the £4m impact of there being fewer trading days this half year, principally as a result of the timing of Easter relative to the year end.

Revenue for the Group increased by 9.0% to £422.4m. The International business grew at 15.5% and the UK business returned to growth at 0.9%. Growth in the International business was maintained at the same high level as the second half of the last financial year with Europe growing at 10.3%, North America at 24.1% and Asia Pacific at 18.8%. Revenue via e-Commerce grew by 21% and now accounts for 26% of Group revenue.

Gross profit increased by £7.7m over the first half of last year. Gross margin was flat compared with the second half of last year, after allowing for the change in geographic mix caused by the particularly fast growth of the lower margin North American business.

Market contribution increased to £87.7m from £86.6m in the first half of last year. The increase in International (up £3.5m) has been partially negated by the fall in the UK (down £2.4m).

Headline EBITDA increased by £3.9m (8.2%) to £51.6m.

Process costs have increased to £41.1m from £39.7m last year but have reduced as a percentage of revenue from 10.0% to 9.7%. The cost increase is caused, in part, by the higher sales demand. EBS costs were £7.8m, £2.5m below last year due to the European EBS roll out being focused on the second half.

The interest charge was £2.5m, up £1.2m on the first half of last year due to increased net debt. Closing net debt was £151.2m, £30.4m higher than last year end. The financial ratios remain strong with interest cover of around 15 times.

Reported profit before tax was £35.6m, up from £33.6m last year due to the £1.0m increase in headline profit before tax and £1.0m lower reorganisation costs. Free cash flow was £12.2m, down £5.9m on last year due largely to the previously announced higher capital expenditure on the North American warehouse and the reduction in creditors from the unusually high level in September 2005 which related to the EBS go-live.

Group

	H1 2006/07	H1 2005/06
Revenue	**£422.4m**	£396.8m
Gross margin	**50.7%**	52.0%
Contribution	**£87.7m**	£86.6m
Group process costs	**(£41.1m)**	(£39.7m)
EBS costs	**(£7.8m)**	(£10.3m)
Headline operating profit	**£38.8m**	£36.6m
Interest (net)	**(£2.5m)**	(£1.3m)
Headline profit before tax	**£36.3m**	£35.3m
Headline earnings per share	**5.5p**	5.4p
Interim dividend per share	**5.8p**	5.8p

Group Key Performance Indicators

	H1 2006/07	H1 2005/06
Group sales growth	**9.0%**	2.9%
International	**15.5%**	8.7%
UK	**0.9%**	(3.6%)
Headline Group return on sales	**8.6%**	8.9%
Headline EBITDA[1]	**£51.6m**	£47.7m
Free cash flow	**£12.2m**	£18.1m

(1) Earnings before interest, tax, depreciation and amortisation

Gross Margin

Group gross profit increased by £7.7m year on year. Gross margin was 50.7% in the period for the Group, being 1.3% points below the prior year.

In the UK, the gross margin was 53.3%, level with the first half of last year. The majority of the selling price realignment has now been completed and the business is getting the benefits of the action taken to reduce product costs through better buying.

In the International business, where gross profit increased by £9.0m, gross margin has been reduced by 2.2% points from the first half of the last financial year. This was due to price realignment actions and increased customer and large order discounts in Europe and Asia Pacific as well as the geographical mix impact of the rapid North American revenue growth. In North America, gross margin continues to be stable at around 36%.

The Group is focused on driving gross profit through the implementation of the EEM strategy, increasing large customer and larger order business and reducing product cost. Costs will be reduced by better buying, rationalising the MRO product range and increasing the sales of higher margin RS own-brand product. In the second half of the financial year the International business will benefit from the actions taken to reduce product cost that were seen in the UK earlier because of its higher stock turn.

The Group gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due mainly to the strong growth of our North American business with its lower gross margin.

International

	H1 2006/07	H1 2005/06
Revenue	**£248.7m**	£220.5m
Revenue growth %	**15.5%**	8.7%
Gross margin	**48.8%**	51.0%
Operating costs % of revenue	**(31.7%)**	(33.3%)
Contribution	**£42.5m**	£39.0m
% of revenue	**17.1%**	17.7%

The International business now accounts for 59% of Group revenue and 48% of Group contribution. It comprises Continental Europe (53% of the revenue in the International business), North America (31%) and Asia Pacific (16%). Revenue growth, at 15.5%, remained at the high level experienced in the second half of the last financial year. All of the regions delivered double digit revenue growth in the period.

There has been good cost leverage with costs as a percentage of sales reducing by 1.6% points with improvements in all regions. Contribution has increased by £3.5m (9.0%) in the period with all regions increasing contribution.

Continental Europe

	H1 2006/07	H1 2005/06
Revenue	**£132.6m**	£122.8m
Revenue growth %	**10.3%**	5.1%
Contribution	**£27.3m**	£27.1m
% of revenue	**20.6%**	22.1%

Continental Europe includes eight businesses. France, Germany and Italy are the larger businesses, together comprising around 75% of regional revenue. The smaller businesses (Austria, Benelux, Ireland, Scandinavia and Spain) comprise the remainder.

All of the businesses have had revenue growth in the period and, in particular, growth has been maintained at double digit level in the larger markets. This growth has been supported by the EEM strategy implementation, in particular the revenue from the Allied extended range and from the increased flexibility offered to customers for larger orders. In addition, there has been more sharing of best practice between the European markets and the successful joint supplier marketing programme from Allied has been adopted.

e-Commerce is an important enabler of the strategy, and its success is illustrated by the fact that e-Commerce revenue is up 30% on the first half of last year and now represents 31% of total revenue.

Despite the rise in revenue, and the local cost leverage, the contribution as a % of revenue has fallen 1.5% points from last year due to the reduction in gross margin.

North America

	H1 2006/07	H1 2005/06
Revenue	**£77.7m**	£64.1m
Revenue growth %	**24.1%**	14.0%
Contribution	**£11.3m**	£8.6m
% of revenue	**14.5%**	13.4%

The revenue in Allied (our North American business) has continued to grow strongly at 24.1%. e-Commerce revenue was 9% of total revenue. This is the sixth half year in succession with revenue growth of more than 10%. Over a three year period, sales have increased by around three quarters and the contribution has more than doubled.

The growth strategy is working with the reinforcement of the strong network of 55 branches providing the local presence that our North American customers value, and increased sales training and technical knowledge. The expansion of our product range with additional key brands and the decision to improve the service levels offered to customers has also had a positive impact.

The new warehouse and office remains on track (go-live mid 2007/08) and on budget (£22m in capital expenditure).

Contribution as a percentage of revenue has increased by over 1% point in the period.

Asia Pacific

	H1 2006/07	H1 2005/06
Revenue	**£38.4m**	£33.6m
Revenue growth %	**18.8%**	12.6%
Contribution	**£3.9m**	£3.3m
% of revenue	**10.2%**	9.8%

Revenue growth in the Asia Pacific region has increased to 18.8%. e-Commerce revenue was 27% of total revenue, including 56% in Japan.

In China, where revenue grew by 21% over the first half of last year, the growth acceleration plans have started with the driving of the Same Day Offer and the successful EBS implementation in October 2006. The Chinese equivalent of RoHS is to be introduced in March 2007 and we are planning for this introduction.

Revenue in South Asia grew by 42% over the first half of last year. Economic indicators are positive, particularly in Singapore and Malaysia. The new sales office in Thailand and the Allied extended range availability have also contributed to the growth.

Revenue growth in Japan has continued to recover with growth of 16% following the weaker performance in the first half of last year. The Group plans to lease more warehouse space to cope with this additional growth.

In Australasia, revenue growth was 7% despite the weak industrial growth in the country.

Contribution as a % of revenue in the region improved by 0.4% points.

United Kingdom

	H1 2006/07	H1 2005/06
Revenue	**£173.7m**	£176.3m
Revenue growth %	**0.9%**	(3.6%)
Gross margin	**53.3%**	53.3%
Operating costs % of revenue	**(27.3%)**	(26.3%)
Contribution	**£45.2m**	£47.6m
% of revenue	**26.0%**	27.0%

The aim of the UK business is to generate a sustainable profit and enable future growth.

The UK business is moving from a 'one size fits all' offer to two targeted offers: EEM and MRO. These two targeted offers will be supported by common systems, processes and infrastructure.

The UK will adopt the Group EEM strategy and will develop the MRO strategy on behalf of the Group. This will involve two sales forces (EEM and MRO), and one catalogue with two distinct books. The UK will become an increasingly web-centric business with, in the medium term, more than 50% of its revenue being through the e-Commerce channel. The web will allow a more dynamic offer to customers. The UK will exploit EBS benefits to reduce its operating costs and it will move towards a continuous improvement and change orientated culture.

The UK business, supported by EBS, has returned to revenue growth (of 0.9%) and maintained its gross margin with the success of the larger order business and key account wins. e-Commerce revenue increased to 30% of total revenue.

Contribution was £45.2m, down £2.4m on the first half of last year. The contribution as a percentage of revenue has fallen by 1% point to 26.0% due to there being fewer trading days, principally as a result of Easter, and an increase in costs of around 2%.

RESTRICTION OF HAZARDOUS SUBSTANCES (RoHS)

RoHS is a European Directive introduced in July 2006 for components used in production. It has become a de facto world standard. The Group offers around 100,000 RoHS compliant products in Europe and around 100,000 in North America. All new products introduced into the Group are RoHS compliant.

The Group is currently dual stocking around 2,000 products where there has been significant demand for both compliant and non-compliant product.

The net impact on sales has not been significant.

EBS FINANCIAL IMPACT

EBS costs were £7.8m in the first half compared with £10.3m in the first half of last year. Within this, depreciation increased by £2.7m to £5.3m, while project and local business costs declined by £5.2m to £2.5m following the UK implementation. The expected full year cost, in the low £20m's, is again weighted towards the second half, in line with the planned roll out in the rest of Europe in the second half.

The cash flow impact of EBS in the first half was £8.3m, a reduction of £2.5m from the prior year.

PENSIONS

The Group has defined benefit pension schemes in the UK, Ireland and Germany, all of which are now closed to new entrants and have been replaced by defined contribution schemes. All other schemes are defined contribution.

Under IAS 19, the defined benefit schemes showed a combined deficit of £41.8m at 31 March 2006 of which the deficit in the UK scheme was £35.0m. As at 30 September 2006, the estimated deficit of the UK scheme was £36m, based on substantially similar assumptions to those used at the year end.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director
6 November 2006

Definition of Terms

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A charge of £0.7m (2005/06: £1.7m) was incurred in the half year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales and EBITDA use headline profit figures. Where profit growth is shown adjusted for there being fewer trading days the adjustment is made to the prior year.

Independent Review Report to Electrocomponents plc

INTRODUCTION

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the Group Income Statement, Balance Sheet, Cash Flow Statement, the Statement of Recognised Income and Expense, and Basis of Preparation and Principal Accounting Policies and Notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
6 November 2006

Group Income Statement

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Revenue	1	**422.4**	396.8	828.5
Gross profit		**214.0**	206.3	426.4
Operating profit		**38.1**	34.9	68.5
Financial income		**5.3**	2.3	6.9
Financial expenses		**(7.8)**	(3.6)	(10.3)
Profit before tax	1	**35.6**	33.6	65.1
Income tax expense	2	**(12.1)**	(11.1)	(21.5)
Profit for the period attributable to equity shareholders		**23.5**	22.5	43.6
Earnings per share – Basic	3	**5.4p**	5.2p	10.0p
Earnings per share – Diluted	3	**5.4p**	5.2p	10.0p
Dividends				
Amounts recognised in the period:				
Final dividend for the year ended 31 March 2006	4	**12.6p**	12.6p	12.6p
Interim dividend for the year ended 31 March 2006	4	**–**	–	5.8p

An interim dividend of 5.8p per share has been recognised since the period end.

Headline profit

Headline operating profit			
Operating profit	**38.1**	34.9	68.5
Provision for RoHS	**–**	–	4.0
Reorganisation costs	**0.7**	1.7	3.7
	38.8	36.6	76.2
Headline profit before tax			
Profit before tax	**35.6**	33.6	65.1
Provision for RoHS	**–**	–	4.0
Reorganisation costs	**0.7**	1.7	3.7
	36.3	35.3	72.8

Group Statement of Recognised Income and Expense

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Foreign exchange translation differences	6	(6.5)	8.3	11.6
Actuarial gain on defined benefit pension schemes	6	–	–	4.2
Gain (loss) on cash flow hedges	6	2.2	0.3	(1.0)
Tax on items taken directly to equity	6	–	–	(1.3)
Net income recognised directly in equity		(4.3)	8.6	13.5
Profit for the period		23.5	22.5	43.6
Total recognised income and expense for the period attributable to equity shareholders before opening balance sheet adjustment		19.2	31.1	57.1
Opening balance sheet adjustment: adoption of IAS32 and IAS39		–	0.9	0.9
Total recognised income and expense for the period attributable to equity shareholders		19.2	32.0	58.0

Group Balance Sheet

	Note	30.9.2006 (unaudited) £m	30.9.2005 (unaudited) £m	31.3.2006 (audited) £m
Non-current assets				
Intangible assets		201.3	203.8	208.2
Property, plant and equipment		104.8	112.4	112.8
Investments		0.3	0.2	0.3
Trade and other receivables		2.7	2.5	3.2
Deferred tax asset		17.3	18.2	17.5
		326.4	337.1	342.0
Current assets				
Inventories		162.9	157.3	158.6
Trade and other receivables		157.1	148.0	162.3
Income tax receivables		1.5	0.3	1.0
Assets held for sale	5	8.5	–	–
Cash and cash equivalents		16.6	58.2	39.4
		346.6	363.8	361.3
Current liabilities				
Trade and other payables		(119.6)	(120.5)	(123.5)
Loans and borrowings		(34.1)	(22.8)	(23.0)
Tax liabilities		(13.9)	(12.8)	(13.3)
		(167.6)	(156.1)	(159.8)
Net current assets		179.0	207.7	201.5
Total assets less current liabilities		505.4	544.8	543.5
Non-current liabilities				
Trade and other payables		(6.5)	(11.1)	(7.8)
Retirement benefit obligations		(40.5)	(45.9)	(41.8)
Loans and borrowings		(133.7)	(131.7)	(137.2)
Deferred tax liability		(22.7)	(21.6)	(20.3)
Net assets		302.0	334.5	336.4
Equity				
Called-up share capital		43.5	43.5	43.5
Share premium account		38.4	38.4	38.4
Retained earnings		220.1	252.6	254.5
Total equity available to the shareholders of the parent	6	302.0	334.5	336.4

Group Cash Flow Statement

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Cash flows from operating activities				
Profit before tax		**35.6**	33.6	65.1
Depreciation and other amortisation		**12.8**	11.1	24.1
Equity settled transactions		**1.2**	1.6	2.7
Finance income and expense (net)		**2.5**	1.3	3.4
Operating profit before changes in working capital, interest and taxes		**52.1**	47.6	95.3
Increase in inventories		**(8.8)**	(12.7)	(12.8)
Decrease (increase) in trade and other receivables		**5.4**	(0.1)	(14.6)
(Decrease) increase in trade and other payables		**(8.8)**	12.6	13.2
Cash generated from operations		**39.9**	47.4	81.1
Interest received		**5.3**	2.3	6.8
Interest paid		**(7.8)**	(3.6)	(10.1)
Income tax		**(8.0)**	(13.8)	(25.8)
Operating cash flow		**29.4**	32.3	52.0
Cash flows from investing activities				
Capital expenditure and financial investment		**(17.2)**	(14.2)	(25.1)
Net cash used in investing activities		**(17.2)**	(14.2)	(25.1)
Free cash flow		**12.2**	18.1	26.9
Cash flows from financing activities				
Loans		**15.3**	28.9	28.7
Dividends paid		**(54.8)**	(54.8)	(80.0)
Net cash used in financing activities		**(39.5)**	(25.9)	(51.3)
Net movement in cash and cash equivalents		**(27.3)**	(7.8)	(24.4)
Cash and cash equivalents at the beginning of the period		**38.0**	62.6	62.6
Effects of exchange rates on cash		**1.4**	1.8	(0.2)
Cash and cash equivalents at the end of the period	7	**12.1**	56.6	38.0

Basis of Preparation and Principal Accounting Policies

Electrocomponents plc (the "Company") is a company domiciled in the UK. The Group interim financial statements as at, and for, the six months ended 30 September 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in jointly controlled entities.

The Group financial statements for the year ended 31 March 2006 are available upon request from the Company's registered office at International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH.

The comparative figures for the financial year ended 31 March 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

STATEMENT OF COMPLIANCE

These interim financial statements have been prepared in accordance with International Accounting Standards. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group financial statements for the year ended 31 March 2006.

These interim financial statements were approved by the Board of Directors on 6 November 2006.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these financial statements are the same as those applied by the Group in its financial statements for the year ended 31 March 2006.

ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of uncertainty were the same as those that applied to the Group financial statements as at 31 March 2006. We view the only significant judgement made in the financial statements for the year ended 31 March 2006, surrounds the capitalisation of the Enterprise Business System asset. During the development of the software, judgements were required as to whether expenditure met the criteria for capitalisation in IAS 38. In December 2005, the Enterprise Business System was implemented successfully in the UK and, in the half year, there was an update to bring France on to the same version as the UK.

Notes to the Interim Statement

1 Segmental Reporting

	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (as restated) (unaudited) £m	Year to 31.3.2006 (audited) £m
By geographical destination			
Revenue:			
United Kingdom	166.7	169.4	339.9
Continental Europe	135.4	124.9	272.5
North America	76.9	63.2	135.9
Asia Pacific	43.4	39.3	80.2
	422.4	396.8	828.5
By geographical origin			
Revenue:			
United Kingdom	173.7	176.3	353.6
Continental Europe	132.6	122.8	267.9
North America	77.7	64.1	137.5
Asia Pacific	38.4	33.6	69.5
	422.4	396.8	828.5
Profit before tax:			
United Kingdom	45.2	47.6	96.9
Continental Europe	27.3	27.1	59.9
North America	11.3	8.6	19.2
Asia Pacific	3.9	3.3	7.2
Headline contribution	87.7	86.6	183.2
Group process costs	(41.1)	(39.7)	(81.9)
Enterprise Business System costs	(7.8)	(10.3)	(25.1)
Headline operating profit	38.8	36.6	76.2
Net financial expense	(2.5)	(1.3)	(3.4)
Headline profit before tax	36.3	35.3	72.8
Provision for RoHS	–	–	(4.0)
Reorganisation costs	(0.7)	(1.7)	(3.7)
	35.6	33.6	65.1

1 Segmental Reporting continued

The results for the six months to 30 September 2005 have been restated to include Japan within Asia Pacific rather than reporting it as a separate segment as this reflects the increasing alignment of the Group's management of these businesses. Profit before tax has also been restated to show the costs relating to the Enterprise Business System separately. The impact of this is:

	6 months to 30.9.2005 as originally stated £m	Restatement £m	6 months to 30.9.2005 as restated £m
Headline contribution	85.1	1.5	86.6
Group process costs	(48.5)	8.8	(39.7)
Enterprise Business System costs	–	(10.3)	(10.3)
Headline operating profit	36.6	–	36.6
Within headline contribution the regional impact is:			
United Kingdom contribution	46.5	1.1	47.6
Continental Europe contribution	26.7	0.4	27.1

2 Taxation on the Profit of the Group

	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
United Kingdom taxation	**5.3**	4.3	8.8
Overseas taxation	**6.8**	6.8	12.7
	12.1	11.1	21.5

3 Earnings Per Share

	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Profit for the year attributable to equity shareholders	**23.5**	22.5	43.6
Provision for RoHS	**–**	–	4.0
Reorganisation costs	**0.7**	1.7	3.7
Tax impact of provision for RoHS and reorganisation costs	**(0.3)**	(0.6)	(2.4)
Headline profit for the year attributable to equity shareholders	**23.9**	23.6	48.9
Weighted average number of shares	**434.9m**	434.9m	434.9m
Diluted weighted average number of shares	**435.7m**	435.2m	435.3m
Headline basic earnings per share	**5.5p**	5.4p	11.2p
Basic earnings per share	**5.4p**	5.2p	10.0p
Headline diluted earnings per share	**5.5p**	5.4p	11.2p
Diluted earnings per share	**5.4p**	5.2p	10.0p

4 Interim Dividend

	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2006 – 12.6p (2005: 12.6p)	54.8	54.8	54.8
Interim dividend for the year ended 31 March 2006 – 5.8p	–	–	25.2
	54.8	54.8	80.0
Amounts determined after the balance sheet date:			
Interim dividend for the year ended 31 March 2007 – 5.8p	25.2		

The timetable for the payment of the interim dividend is:

Ex-dividend date	13 December 2006
Dividend record date	15 December 2006
Dividend payment date	18 January 2007

5 Assets Held for Sale

The Group has agreed to sell its office building in Oxford and move into alternative accommodation nearby. In accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the value of the building (£8.5m) has been reclassified from Property, Plant and Equipment to current assets. The sale will be completed prior to 31 March 2007.

6 Reconciliation of Movements in Equity

	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Profit for the period	23.5	22.5	43.6
Dividends	(54.8)	(54.8)	(80.0)
Loss for the period	(31.3)	(32.3)	(36.4)
Foreign exchange translation differences	(6.5)	8.3	11.6
Actuarial gain on defined benefit pension scheme	–	–	4.2
Gain (loss) on cash flow hedges	2.2	0.3	(1.0)
Tax on items taken directly to equity	–	–	(1.3)
Equity settled transactions	1.2	1.6	2.7
Net reduction in equity	(34.4)	(22.1)	(20.2)
Equity shareholders' funds at the beginning of the period	336.4	355.7	355.7
Opening balance sheet adjustment: IAS 39	–	0.9	0.9
Equity shareholders' funds at the beginning of the period as restated	336.4	356.6	356.6
Equity shareholders' funds at the end of the period	302.0	334.5	336.4

7 Cash and Cash Equivalents

	30.9.2006 (unaudited) £m	30.9.2005 (unaudited) £m	31.3.2006 (audited) £m
Bank balances	9.7	5.5	15.4
Call deposits and investments	6.9	52.7	24.0
Cash and cash equivalents in the balance sheet	16.6	58.2	39.4
Bank overdrafts	(4.5)	(1.6)	(1.4)
Cash and cash equivalents in the cash flow statement	12.1	56.6	38.0
Current instalments of loans	(29.6)	(21.2)	(21.6)
Loans repayable after more than one year	(133.7)	(131.7)	(137.2)
Net debt	(151.2)	(96.3)	(120.8)

8 Principal Exchange Rates

	6 months to 30.9.2006 (unaudited)	6 months to 30.9.2005 (unaudited)	Year to 31.3.2006 (audited)
Average for the period			
Euro	1.46	1.47	1.46
United States Dollar	1.85	1.82	1.79
	30.9.2006	30.9.2005	31.3.2006
Period end			
Euro	1.48	1.47	1.43
United States Dollar	1.87	1.76	1.74

Safe Harbour

Our interim statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Produced by Black Sun Plc
Printed by Royle Corporate Print
This Interim Report is printed on paper sourced from sustainable forests and is Elemental Chlorine Free.


Electrocomponents plc

International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400

REG-Electrocomponents Interim Results - Part 1

Released: 06/11/2006

RNS Number:5670L
Electrocomponents PLC
06 November 2006

INTERIM STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2006.

SUMMARY RESULTS

	H1 2006/07	H1 2005/06
Revenue	£422.4m	£396.8m
Profit before tax - headline*	£36.3m	£35.3m
Profit before tax - reported	£35.6m	£33.6m
Earnings per share - headline	5.5p	5.4p
Earnings per share - basic	5.4p	5.2p
Interim dividend per share	5.8p	5.8p
* Growth in headline profit before tax, adjusted for trading days		16%

HIGHLIGHTS OF THE FIRST HALF

* The strong revenue growth of our International business has continued with first half growth of 15% and all regions showing double digit growth. International revenue is now almost 60% of the Group.
* The UK has returned to revenue growth and the new strategic direction is being implemented.
* The headline profit growth, adjusting for the £4m impact of there being fewer trading days this half year, was 16%.
* Further progress has been made on the Electronic and Electromechanical (EEM) strategy with the roll out of the Allied extended range to Asia Pacific, and the highly successful launch of leading-edge wireless and displays technologies in Europe.
* The percentage gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due to the strong growth of our North American business with its lower gross margin.
* Good operating cost leverage has been achieved in the International business and contribution increased by £4m.
* Actions taken to reduce the cost base will achieve annualised savings of £6m out of the planned total of £10m by 2008. This includes £1m per annum benefit from the sale of the Head Office, which will also generate a £10m cash inflow in the second half.
* The upgrade of the French enterprise business system was successfully concluded in September.
* The interim dividend is maintained at 5.8p per share.

FOCUS FOR THE SECOND HALF

* Roll out EBS across the European markets.
* Continue to deliver more EEM strategy initiatives; October 2006 has seen a significant increase in the range of EEM products available in the new catalogues in the major European markets.
* Implement the MRO strategy focused initially on the UK.
* Continue implementation of the cost reduction plans.

	Enquiries:	
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 6 November, thereafter 01865 204000

The results and analyst presentation are published on the corporate website at www.electrocomponents.com.

Definitions of terms: In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A charge of £0.7m (2005/06: £1.7m) was incurred in the half year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales and EBITDA use headline profit figures. Where profit growth is shown adjusted for there being fewer trading days the adjustment is made to the prior year.

Safe Harbour: Our interim statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT

Introduction

In the first half of this year, the Group has shown good progress in improving its financial performance. Sales growth was 9% and headline profit growth, adjusting for the £4m impact of there being fewer trading days this half year, was 16%.

Sales growth in the International business remained at the high level of 15% experienced in the second half of the last financial year with all regions showing double digit growth. It is also pleasing to see that the UK has returned to growth of 1%, benefiting from the new strategic direction being implemented.

Gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due mainly to the strong growth of Allied, our North American business, with its lower gross margin.

Good operating cost leverage has been achieved in the International business where contribution increased by £4m. Where costs increased, they were generally in customer facing areas and were closely linked to the strategy implementation.

Overall, in my first few months with Electrocomponents, I have been impressed by how this well-focused Group and its committed employees are determined to raise the performance of the business.

Strategic Development

This is the second year of our 3 year strategic development plan and good progress has continued to be made in implementing the strategy.

The implementation of the EEM strategy has continued. Allied products have been made available in Asia Pacific and the launch of leading edge wireless and displays technologies in Europe has been highly successful.

The Group continues to focus on the roll out of its Enterprise Business System

(EBS) to the rest of Europe with the successful upgrade in France having taken place in the first half.

The Group has implemented actions to achieve over £6m p.a. of cost savings and further actions are planned to deliver the rest of the 2007/08 target of £10m p.a. cost savings.

Interim Dividend

The interim dividend has been maintained at 5.8p. When the 3 year strategic development plan was announced in May 2005, the Board decided that, assuming there was no substantial deterioration in economic conditions, it should maintain the current level of dividend for the following three years.

Board

During the half year, three Directors left the Group. Dieter Lennertz and Kevin Abbott left in July, whilst Bob Lawson, the former Chairman, retired in October after 26 years with the business. Throughout this time, Bob made an enormous contribution to the Group and provided the leadership needed to grow the International business to its current size. On behalf of the Board, I wish to express our thanks to Bob, Dieter and Kevin.

Current Trading and Outlook

In October, Group revenue growth has been around 9% year on year. Growth in our International business was around 15% and the UK growth was around 1%.

In the second half of the financial year, the Group will focus on delivering a successful European EBS implementation. The Board is confident of delivering profit growth through implementing the new strategy.

Helmut Mamsch, Chairman
6 November 2006

OPERATING REVIEW

Progress on 3 Year Plan

In May 2005, the Group announced a 3 year plan to substantially improve the financial performance of the Group. This plan comprised three key elements:

* Focus separately on two distinct customer groups (EEM and MRO)
* Implement the Enterprise Business System (EBS)
* Create a lower cost infrastructure

We are now half way through the three year period and good progress has been made with all three elements.

Electronic and Electromechanical (EEM)
The Group competes for EEM customers across the product lifecycle, from research and development (R&D), through pre-production and small scale production, to maintenance. The business supplies a broad range of products and is a primary supplier for customers' product needs.

The market for low volume component distribution is around £12bn worldwide plus the value of electromechanical and other associated 'pull through' products. This market is highly fragmented and the proportion served by distribution is growing with R&D customers and new technologies driving this growth. The Group has only around 3% of the global low volume distribution market so there are significant growth opportunities for the Group across the world.

The EEM market is currently undergoing fundamental change, with the geographical separation of R&D from production, technology proliferation and increasing use of the e-Commerce channel. This is creating a more fragmented customer base with different requirements. Customers increasingly demand technology solutions as well as individual products and need more product support.

The Group's offer is ideally suited to these customers by providing an economic way to serve these needs and leveraging the core strengths of the RS brand. In this way, RS is building a differentiated and attractive competitive position to serve the EEM market.

The main elements of our EEM strategy implementation are to:

* focus the business on EEM by recruiting new skills to the Group and creating a new EEM division and sales teams
* improve our offer for R&D engineers through updating our component ranges, widening product availability and new technology solutions beyond the wireless and displays range that was launched successfully in the main European markets in the first half
* develop our pre-production sales model with pilots underway in Europe
* develop new capabilities needed to serve EEM customers

Early results of these actions have been positive. Sales of the extended range of 75,000 products from Allied (our North American company) have grown strongly month on month. This range of EEM products was launched in the major European markets last financial year, rolled out to Asia Pacific during the half year and will be made available in the other European markets in the second half. Similarly, the web-only wireless and displays launch was highly successful and the range was included in the October catalogues.

Maintenance, Repair and Operations (MRO)

Our MRO offer is aimed primarily at maintenance engineers at the end of the product lifecycle. These customers value a broad range of products and technologies and they view RS as a secondary supplier of these products, as we are particularly strong at fulfilling convenient or urgent needs for infrequent or hard-to-find products.

The largest MRO business within the Group is in the UK and this business is developing the MRO strategy on behalf of the Group.

The main elements of our MRO strategy are to:

* focus on existing strong technologies within MRO with the creation of a Process Control and Automation (PCA) operating unit and the offer of an extended PCA range from key suppliers
* rationalise the MRO support product range starting with a planned 20% reduction in the UK
* increase the proportion of RS own-brand products in the UK by 30%
* build maintenance related services such as the UK Call and Collect facilities

We are achieving strong PCA growth in the UK and Europe.

Common Actions

These EEM and MRO strategies build upon RS core strengths of broad product range, reliable delivery, order facilitation and broad customer base. They also benefit from increased price flexibility via larger order promotions and targeted discounts for large customers.

These programmes are supported by common infrastructure, processes and systems including EBS and e-Commerce. e-Commerce, which represented 26% of Group sales in the first half, is a key enabler of the strategy implementation allowing the global availability of web-only products coupled with rapid price and offer changes. Consequently, the Group continues to invest in and develop the e-Commerce channel with an improved search facility, a more relevant offer to EEM and MRO customers and an enhanced large customer offer through e-Procurement.

Enterprise Business System (EBS)

The Enterprise Business System is supporting the UK business, France and the International supply activities well. During the half year, there was an update to bring France onto the same EBS version as the UK. This was achieved successfully.

The roll out of EBS to the other European businesses remains on schedule and is expected to be largely complete by the end of this financial year. The EBS system was successfully rolled out to China in October.

The European roll out is a major focus for the second half and, although it presents a significant challenge, we are confident of success. The timing of the roll out of EBS to Allied in North America is still to be determined and will be considered after the completion of EBS in Europe and the warehouse move in North America, which is scheduled for mid 2007/08.

Following the European roll out, the Group will focus on the delivery of benefits, including higher stock turn in Europe from regional inventory planning, the enablement of further cost savings and increased revenue.

Infrastructure

During the half year, the Group has achieved good cost leverage in all International regions, driven by strong sales growth and cost reduction initiatives.

In 2005/06, actions were taken to deliver £4.4m of annualised cost savings. In the first half of 2006/07, action was taken to deliver further cost savings of £0.9m with a reorganisation cost of £0.7m.

In September, the sale of the International Management Centre building in Oxford with an associated move to a smaller rented building was agreed. The move will generate a cash flow benefit of around £10m in the second half of the financial year. The lower running costs of the new building and interest benefit on the cash received will give an annualised benefit of around £0.8m per year.

As part of the 3 year plan, the Group plans to achieve infrastructure savings of £10m p.a. through cost reduction initiatives by 2007/08. To date, actions have been taken to deliver annual cost savings of £6.1m, including the Head Office saving.

Financial Performance

The headline profit before tax was £36.3m, up £1.0m from last year. This increase has been driven by five main factors. The contribution of the International business has increased by £3.5m and EBS costs have reduced by £2.5m. Against this, UK contribution has declined by £2.4m, process costs have increased by £1.4m and interest has increased by £1.2m. The profit growth was 16%, after adjusting for the £4m impact of there being fewer trading days this half year, principally as a result of the timing of Easter relative to the year end.

Revenue for the Group increased by 9.0% to £422.4m. The International business grew at 15.5% and the UK business returned to growth at 0.9%. Growth in the International business was maintained at the same high level as the second half of the last financial year with Europe growing at 10.3%, North America at 24.1% and Asia Pacific at 18.8%. Revenue via e-Commerce grew by 21% and now accounts for 26% of Group revenue.

Gross profit increased by £7.7m over the first half of last year. Gross margin was flat compared with the second half of last year, after allowing for the change in geographic mix caused by the particularly fast growth of the lower margin North American business.

Market contribution increased to £87.7m from £86.6m in the first half of last year. The increase in International (up £3.5m) has been partially negated by the fall in the UK (down £2.4m).

Headline EBITDA increased by £3.9m (8.2%) to £51.6m.

Process costs have increased to £41.1m from £39.7m last year but have reduced as a percentage of revenue from 10.0% to 9.7%. The cost increase is caused, in part, by the higher sales demand. EBS costs were £7.8m, £2.5m below last year due to the European EBS roll out being focused on the second half.

The interest charge was £2.5m, up £1.2m on the first half of last year due to increased net debt. Closing net debt was £151.2m, £30.4m higher than last year end. The financial ratios remain strong with interest cover of around 15 times.

Reported profit before tax was £35.6m, up from £33.6m last year due to the £1.0m increase in headline profit before tax and £1.0m lower reorganisation costs. Free cash flow was £12.2m, down £5.9m on last year due largely to the previously announced higher capital expenditure on the North American warehouse and the reduction in creditors from the unusually high level in September 2005 which related to the EBS go-live.

Group	H1 2006/07	H1 2005/06
Revenue	£422.4m	£396.8m
Gross margin	50.7%	52.0%
Contribution	£87.7m	£86.6m
Group process costs	(£41.1m)	(£39.7m)
EBS costs	(£7.8m)	(£10.3m)
Headline operating profit	£38.8m	£36.6m
Interest (net)	(£2.5m)	(£1.3m)
Headline profit before tax	£36.3m	£35.3m
Headline earnings per share	5.5p	5.4p
Interim dividend per share	5.8p	5.8p

Key performance indicators

Group	H1 2006/07	H1 2005/06
Group sales growth	9.0%	2.9%
International	15.5%	8.7%
UK	0.9%	(3.6)%
Headline Group return on sales	8.6%	8.9%
Headline EBITDA (1)	£51.6m	£47.7m
Free cash flow	£12.2m	£18.1m

(1) Earnings before interest, tax, depreciation and amortisation

Gross margin

Group gross profit increased by £7.7m year on year. Gross margin was 50.7% in the period for the Group, being 1.3% points below the prior year.

In the UK, the gross margin was 53.3%, level with the first half of last year. The majority of the selling price realignment has now been completed and the business is getting the benefits of the action taken to reduce product costs through better buying.

In the International business, where gross profit increased by £9.0m, gross margin has been reduced by 2.2% points from the first half of the last financial year. This was due to price realignment actions and increased customer and large order discounts in Europe and Asia Pacific as well as the geographical mix impact of the rapid North American revenue growth. In North America, gross margin continues to be stable at around 36%.

The Group is focused on driving gross profit through the implementation of the EEM strategy, increasing large customer and larger order business and reducing product cost. Costs will be reduced by better buying, rationalising the MRO product range and increasing the sales of higher margin RS own-brand product. In the second half of the financial year the International business will benefit from the actions taken to reduce product cost that were seen in the UK earlier because of its higher stock turn.

The Group gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due mainly to the strong growth of our North American business with its lower gross margin.

International

	H1 2006/07	H1 2005/06
Revenue	£248.7m	£220.5m
Revenue growth %	15.5%	8.7%
Gross margin	48.8%	51.0%
Operating costs % of revenue	(31.7)%	(33.3)%
Contribution	£42.5m	£39.0m
% of revenue	17.1%	17.7%

The International business now accounts for 59% of Group revenue and 48% of Group contribution. It comprises Continental Europe (53% of the revenue in the International business), North America (31%) and Asia Pacific (16%). Revenue growth, at 15.5%, remained at the high level experienced in the second half of the last financial year. All of the regions delivered double digit revenue growth in the period.

There has been good cost leverage with costs as a percentage of sales reducing by 1.6% points with improvements in all regions. Contribution has increased by £3.5m (9.0%) in the period with all regions increasing contribution.

Continental Europe

	H1 2006/07	H1 2005/06
Revenue	£132.6m	£122.8m
Revenue growth %	10.3%	5.1%
Contribution	£27.3m	£27.1m
% of revenue	20.6%	22.1%

Continental Europe includes eight businesses. France, Germany and Italy are the larger businesses, together comprising around 75% of regional revenue. The smaller businesses (Austria, Benelux, Ireland, Scandinavia and Spain) comprise the remainder.

All of the businesses have had revenue growth in the period and, in particular,

growth has been maintained at double digit level in the larger markets. This growth has been supported by the EEM strategy implementation, in particular the revenue from the Allied extended range and from the increased flexibility offered to customers for larger orders. In addition, there has been more sharing of best practice between the European markets and the successful joint supplier marketing programme from Allied has been adopted.

e-Commerce is an important enabler of the strategy, and its success is illustrated by the fact that e-Commerce revenue is up 30% on the first half of last year and now represents 31% of total revenue.

Despite the rise in revenue, and the local cost leverage, the contribution as a % of revenue has fallen 1.5% points from last year due to the reduction in gross margin.

North America

	H1 2006/07	H1 2005/06
Revenue	£77.7m	£64.1m
Revenue growth %	24.1%	14.0%
Contribution	£11.3m	£8.6m
% of revenue	14.5%	13.4%

The revenue in Allied (our North American business) has continued to grow strongly at 24.1%. e-Commerce revenue was 9% of total revenue. This is the sixth half year in succession with revenue growth of more than 10%. Over a three year period, sales have increased by around three quarters and the contribution has more than doubled.

The growth strategy is working with the reinforcement of the strong network of 55 branches providing the local presence that our North American customers value, and increased sales training and technical knowledge. The expansion of our product range with additional key brands and the decision to improve the service levels offered to customers has also had a positive impact.

The new warehouse and office remains on track (go-live mid 2007/08) and on budget (£22m in capital expenditure).

Contribution as a percentage of revenue has increased by over 1% point in the period.

Asia Pacific

	H1 2006/07	H1 2005/06
Revenue	£38.4m	£33.6m
Revenue growth %	18.8%	12.6%
Contribution	£3.9m	£3.3m
% of revenue	10.2%	9.8%

Revenue growth in the Asia Pacific region has increased to 18.8%. e-Commerce revenue was 27% of total revenue, including 56% in Japan.

In China, where revenue grew by 21% over the first half of last year, the growth acceleration plans have started with the driving of the Same Day Offer and the successful EBS implementation in October 2006. The Chinese equivalent of RoHS is to be introduced in March 2007 and we are planning for this introduction.

Revenue in South Asia grew by 42% over the first half of last year. Economic indicators are positive, particularly in Singapore and Malaysia. The new sales office in Thailand and the Allied extended range availability have also contributed to the growth.

Revenue growth in Japan has continued to recover with growth of 16% following the weaker performance in the first half of last year. The Group plans to lease more warehouse space to cope with this additional growth.

In Australasia, revenue growth was 7% despite the weak industrial growth in the country.

Contribution as a % of revenue in the region improved by 0.4% points.

United Kingdom

	H1 2006/07	H1 2005/06
Revenue	£173.7m	£176.3m
Revenue growth %	0.9%	(3.6)%
Gross margin	53.3%	53.3%
Operating costs % of revenue	(27.3)%	(26.3)%

Contribution	£45.2m	£47.6m
% of revenue	26.0%	27.0%

The aim of the UK business is to generate a sustainable profit and enable future growth.

The UK business is moving from a 'one size fits all' offer to two targeted offers: EEM and MRO. These two targeted offers will be supported by common systems, processes and infrastructure.

The UK will adopt the Group EEM strategy and will develop the MRO strategy on behalf of the Group. This will involve two sales forces (EEM and MRO), and one catalogue with two distinct books. The UK will become an increasingly web-centric business with, in the medium term, more than 50% of its revenue being through the e-Commerce channel. The web will allow a more dynamic offer to customers. The UK will exploit EBS benefits to reduce its operating costs and it will move towards a continuous improvement and change orientated culture.

The UK business, supported by EBS, has returned to revenue growth (of 0.9%) and maintained its gross margin with the success of the larger order business and key account wins. e-Commerce revenue increased to 30% of total revenue.

Contribution was £45.2m, down £2.4m on the first half of last year. The contribution as a percentage of revenue has fallen by 1% point to 26.0% due to there being fewer trading days, principally as a result of Easter, and an increase in costs of around 2%.

Restriction of Hazardous Substances (RoHS)

RoHS is a European Directive introduced in July 2006 for components used in production. It has become a de facto world standard. The Group offers around 100,000 RoHS compliant products in Europe and around 100,000 in North America. All new products introduced into the Group are RoHS compliant.

The Group is currently dual stocking around 2,000 products where there has been significant demand for both compliant and non-compliant product.

The net impact on sales has not been significant.

EBS financial impact

EBS costs were £7.8m in the first half compared with £10.3m in the first half of last year. Within this, depreciation increased by £2.7m to £5.3m, while project and local business costs declined by £5.2m to £2.5m following the UK implementation. The expected full year cost, in the low £20m's, is again weighted towards the second half, in line with the planned roll out in the rest of Europe in the second half.

The cash flow impact of EBS in the first half was £8.3m, a reduction of £2.5m from the prior year.

Pensions

The Group has defined benefit pension schemes in the UK, Ireland and Germany, all of which are now closed to new entrants and have been replaced by defined contribution schemes. All other schemes are defined contribution.

Under IAS 19, the defined benefit schemes showed a combined deficit of £41.8m at 31 March 2006 of which the deficit in the UK scheme was £35.0m. As at 30 September 2006, the estimated deficit of the UK scheme was £36m, based on substantially similar assumptions to those used at the year end.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director

6 November 2006

Group Income Statement

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Revenue	1	422.4	396.8	828.5
Gross profit		214.0	206.3	426.4

	Note			
Operating profit		38.1	34.9	68.5
Financial income		5.3	2.3	6.9
Financial expenses		(7.8)	(3.6)	(10.3)
Profit before tax	1	35.6	33.6	65.1
Income tax expense	2	(12.1)	(11.1)	(21.5)
Profit for the period attributable to equity shareholders		23.5	22.5	43.6
Earnings per share - Basic	3	5.4p	5.2p	10.0p
Earnings per share - Diluted	3	5.4p	5.2p	10.0p
Dividends				
Amounts recognised in the period:				
Final dividend for the year ended 31 March 2006	4	12.6p	12.6p	12.6p
Interim dividend for the year ended 31 March 2006	4	-	-	5.8p

An interim dividend of 5.8p per share has been recognised since the period end.

Headline profit

Headline operating profit			
Operating profit	38.1	34.9	68.5
Provision for RoHS	-	-	4.0
Reorganisation costs	0.7	1.7	3.7
	38.8	36.6	76.2
Headline profit before tax			
Profit before tax	35.6	33.6	65.1
Provision for RoHS	-	-	4.0
Reorganisation costs	0.7	1.7	3.7
	36.3	35.3	72.8

Group Statement of Recognised Income and Expense

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Foreign exchange translation differences	6	(6.5)	8.3	11.6
Actuarial gain on defined benefit pension schemes	6	-	-	4.2
Gain (loss) on cash flow hedges	6	2.2	0.3	(1.0)
Tax on items taken directly to equity	6	-	-	(1.3)
Net income recognised directly in equity		(4.3)	8.6	13.5
Profit for the period		23.5	22.5	43.6
Total recognised income and expense for the period attributable to equity shareholders before opening balance sheet adjustment		19.2	31.1	57.1
Opening balance sheet adjustment: adoption of IAS32 and IAS39		-	0.9	0.9
Total recognised income and expense for the period				

attributable to equity shareholders		19.2	32.0	58.0

Group Balance Sheet

	Note	30.9.2006 (unaudited) £m	30.9.2005 (unaudited) £m	31.3.2006 (audited) £m
Non-current assets				
Intangible assets		201.3	203.8	208.2
Property, plant and equipment		104.8	112.4	112.8
Investments		0.3	0.2	0.3
Trade and other receivables		2.7	2.5	3.2
Deferred tax asset		17.3	18.2	17.5
		326.4	337.1	342.0
Current assets				
Inventories		162.9	157.3	158.6
Trade and other receivables		157.1	148.0	162.3
Income tax receivables		1.5	0.3	1.0
Assets held for sale	5	8.5	-	-
Cash and cash equivalents		16.6	58.2	39.4
		346.6	363.8	361.3
Current liabilities				
Trade and other payables		(119.6)	(120.5)	(123.5)
Loans and borrowings		(34.1)	(22.8)	(23.0)
Tax liabilities		(13.9)	(12.8)	(13.3)
		(167.6)	(156.1)	(159.8)
Net current assets		179.0	207.7	201.5
Total assets less current liabilities		505.4	544.8	543.5
Non-current liabilities				
Trade and other payables		(6.5)	(11.1)	(7.8)
Retirement benefit obligations		(40.5)	(45.9)	(41.8)
Loans and borrowings		(133.7)	(131.7)	(137.2)
Deferred tax liability		(22.7)	(21.6)	(20.3)
Net assets		302.0	334.5	336.4
Equity				
Called-up share capital		43.5	43.5	43.5
Share premium account		38.4	38.4	38.4
Retained earnings		220.1	252.6	254.5
Total equity available to the shareholders of the parent	6	302.0	334.5	336.4

More to follow, for following part double-click [nRN1F5670L]

REG-Electrocomponents Interim Results - Part 2

Released: 06/11/2006

RNS Number:5670L
Electrocomponents
Part 2 : For preceding part double-click [nRNSF5670L]

Group Cash Flow Statement

	Note	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Cash flows from operating activities				
Profit before tax		35.6	33.6	65.1
Depreciation and other amortisation		12.8	11.1	24.1
Equity settled transactions		1.2	1.6	2.7
Finance income and expense (net)		2.5	1.3	3.4
Operating profit before changes in working capital, interest and taxes		52.1	47.6	95.3
Increase in inventories		(8.8)	(12.7)	(12.8)
Decrease (increase) in trade and other receivables		5.4	(0.1)	(14.6)
(Decrease) increase in trade and other payables		(8.8)	12.6	13.2
Cash generated from operations		39.9	47.4	81.1
Interest received		5.3	2.3	6.8
Interest paid		(7.8)	(3.6)	(10.1)
Income tax		(8.0)	(13.8)	(25.8)
Operating cash flow		29.4	32.3	52.0
Cash flows from investing activities				
Capital expenditure and financial investment		(17.2)	(14.2)	(25.1)
Net cash used in investing activities		(17.2)	(14.2)	(25.1)
Free cash flow		12.2	18.1	26.9
Cash flows from financing activities				
Loans		15.3	28.9	28.7
Dividends paid		(54.8)	(54.8)	(80.0)
Net cash used in financing activities		(39.5)	(25.9)	(51.3)
Net movement in cash and cash equivalents		(27.3)	(7.8)	(24.4)
Cash and cash equivalents at the beginning of the period		38.0	62.6	62.6
Effects of exchange rates on cash		1.4	1.8	(0.2)
Cash and cash equivalents at the end of the period	7	12.1	56.6	38.0

Basis of Preparation and Principal Accounting Policies

Electrocomponents plc (the "Company") is a company domiciled in the UK. The Group interim financial statements as at, and for, the six months ended 30 September 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in jointly controlled entities.

The Group financial statements for the year ended 31 March 2006 are available upon request from the Company's registered office at International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH.

The comparative figures for the financial year ended 31 March 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Statement of compliance

These interim financial statements have been prepared in accordance with International Accounting Standards. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group financial statements for the year ended 31 March 2006.

These interim financial statements were approved by the Board of Directors on 6 November 2006.

Significant accounting policies

The accounting policies applied by the Group in these financial statements are the same as those applied by the Group in its financial statements for the year ended 31 March 2006.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of uncertainty were the same as those that applied to the Group financial statements as at 31 March 2006. We view the only significant judgement made in the financial statements for the year ended 31 March 2006, surrounds the capitalisation of the Enterprise Business System asset. During the development of the software, judgements were required as to whether expenditure met the criteria for capitalisation in IAS38. In December 2005, the Enterprise Business System was implemented successfully in the UK and, in the half year, there was an update to bring France on to the same version as the UK.

Notes to the Interim Statement

		6 months to 30.9.2006 (unaudited)	6 months to 30.9.2005 (as restated) (unaudited)	Year to 31.3.2006 (audited)
1 Segmental Reporting		£m	£m	£m
	By geographical destination			
Revenue:	United Kingdom	166.7	169.4	339.9
	Continental Europe	135.4	124.9	272.5
	North America	76.9	63.2	135.9
	Asia Pacific	43.4	39.3	80.2
		422.4	396.8	828.5
	By geographical origin			
Revenue:	United Kingdom	173.7	176.3	353.6
	Continental Europe	132.6	122.8	267.9
	North America	77.7	64.1	137.5
	Asia Pacific	38.4	33.6	69.5
		422.4	396.8	828.5

Profit
before

tax:	United Kingdom	45.2	47.6	96.9
	Continental Europe	27.3	27.1	59.9
	North America	11.3	8.6	19.2
	Asia Pacific	3.9	3.3	7.2
	Headline contribution	87.7	86.6	183.2
	Group process costs	(41.1)	(39.7)	(81.9)
	Enterprise Business System costs	(7.8)	(10.3)	(25.1)
	Headline operating profit	38.8	36.6	76.2
	Net financial expense	(2.5)	(1.3)	(3.4)
	Headline profit before tax	36.3	35.3	72.8
	Provision for RoHS	-	-	(4.0)
	Reorganisation costs	(0.7)	(1.7)	(3.7)
		35.6	33.6	65.1

The results for the 6 months to 30 September 2005 have been restated to include Japan within Asia Pacific rather than reporting it as a separate segment as this reflects the increasing alignment of the Group's management of these businesses. Profit before tax has also been restated to show the costs relating to the Enterprise Business System separately. The impact of this is:

	6 months to 30.9.2005 as originally stated £m	Restatement £m	6 months to 30.9.2005 as restated £m
Headline contribution	85.1	1.5	86.6
Group process costs	(48.5)	8.8	(39.7)
Enterprise Business System costs	-	(10.3)	(10.3)
Headline operating profit	36.6	-	36.6
Within headline contribution the regional impact is:			
United Kingdom contribution	46.5	1.1	47.6
Continental Europe contribution	26.7	0.4	27.1

2 Taxation on the profit of the Group	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
United Kingdom taxation	5.3	4.3	8.8
Overseas taxation	6.8	6.8	12.7
	12.1	11.1	21.5

3 Earnings per share	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Profit for the year attributable to equity shareholders	23.5	22.5	43.6
Provision for RoHS	-	-	4.0
Reorganisation costs	0.7	1.7	3.7
Tax impact of provision for RoHS and reorganisation costs	(0.3)	(0.6)	(2.4)
Headline profit for the year attributable to equity shareholders	23.9	23.6	48.9
Weighted average number of shares	434.9m	434.9m	434.9m
Diluted weighted average number			

of shares	435.7m	435.2m	435.3m
Headline basic earnings per share	5.5p	5.4p	11.2p
Basic earnings per share	5.4p	5.2p	10.0p
Headline diluted earnings per share	5.5p	5.4p	11.2p
Diluted earnings per share	5.4p	5.2p	10.0p

4 Interim dividend	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2006 - 12.6p (2005: 12.6p)	54.8	54.8	54.8
Interim dividend for the year ended 31 March 2006 - 5.8p	-	-	25.2
	54.8	54.8	80.0
Amounts determined after the balance sheet date:			
Interim dividend for the year ended 31 March 2007 - 5.8p		25.2	

The timetable for the payment of the interim dividend is:

Ex-dividend date	13 December 2006
Dividend record date	15 December 2006
Dividend payment date	18 January 2007

5 Assets held for sale

The Group has agreed to sell its office building in Oxford and move into alternative accommodation nearby. In accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the value of the building (£8.5m) has been reclassified from Property, Plant and Equipment to current assets. The sale will be completed prior to 31 March 2007.

6 Reconciliation of movements in equity	6 months to 30.9.2006 (unaudited) £m	6 months to 30.9.2005 (unaudited) £m	Year to 31.3.2006 (audited) £m
Profit for the period	23.5	22.5	43.6
Dividends	(54.8)	(54.8)	(80.0)
Loss for the period	(31.3)	(32.3)	(36.4)
Foreign exchange translation differences	(6.5)	8.3	11.6
Actuarial gain on defined benefit pension scheme	-	-	4.2
Gain (loss) on cash flow hedges	2.2	0.3	(1.0)
Tax on items taken directly to equity	-	-	(1.3)
Equity settled transactions	1.2	1.6	2.7
Net reduction in equity	(34.4)	(22.1)	(20.2)
Equity shareholders' funds at the beginning of the period	336.4	355.7	355.7
Opening balance sheet adjustment: IAS 39	-	0.9	0.9
Equity shareholders' funds at the beginning of the period as restated	336.4	356.6	356.6
Equity shareholders' funds at the end of the period	302.0	334.5	336.4

	30.9.2006	30.9.2005	31.3.2006

7 Cash and cash equivalents	(unaudited) £m	(unaudited) £m	(audited) £m
Bank balances	9.7	5.5	15.4
Call deposits and investments	6.9	52.7	24.0
Cash and cash equivalents in the balance sheet	16.6	58.2	39.4
Bank overdrafts	(4.5)	(1.6)	(1.4)
Cash and cash equivalents in the cash flow statement	12.1	56.6	38.0
Current instalments of loans	(29.6)	(21.2)	(21.6)
Loans repayable after more than one year	(133.7)	(131.7)	(137.2)
Net debt	(151.2)	(96.3)	(120.8)

8 Principal exchange rates	6 months to 30.9.2006 (unaudited)	6 months to 30.9.2005 (unaudited)	Year to 31.3.2006 (audited)
Average for the period			
Euro	1.46	1.47	1.46
United States Dollar	1.85	1.82	1.79
	30.9.2006	30.9.2005	31.3.2006
Period end			
Euro	1.48	1.47	1.43
United States Dollar	1.87	1.76	1.74

Independent Review Report to Electrocomponents plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the Group income statement, balance sheet, cash flow statement, the statement of recognised income and expense, and basis of preparation and principal accounting policies and notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB

6 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
IR AKNKQOBDDADK



Press Releases

Interim Statement
06/11/2006

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2006.

SUMMARY RESULTS

	H1 2005/06	H1 2004/05
Revenue	£422.4m	£396.8m
Profit before tax - headline*	£36.3m	£35.3m
Profit before tax - reported	£35.6m	£33.6m
Earnings per share - headline	5.5p	5.4p
Earnings per share - basic	5.4p	5.2p
Interim dividend per share	5.8p	5.8p
*Growth in headline profit before tax, adjusted for trading days	16%	

HIGHLIGHTS OF THE FIRST HALF

- The strong revenue growth of our International business has continued with first half growth of 15% and all regions showing double digit growth. International revenue is now almost 60% of the Group.
- The UK has returned to revenue growth and the new strategic direction is being implemented.
- The headline profit growth, adjusting for the £4m impact of there being fewer trading days this half year, was 16%.
- Further progress has been made on the Electronic and Electromechanical (EEM) strategy with the roll out of the Allied extended range to Asia Pacific, and the highly successful launch of leading-edge wireless and displays technologies in Europe.
- The percentage gross margin was flat compared with the second half of the last financial year, after allowing for the change in business mix, due to the strong growth of our North American business with its lower gross margin.
- Good operating cost leverage has been achieved in the International business and contribution increased by £4m.
- Actions taken to reduce the cost base will achieve annualised savings of £6m out of the planned total of £10m by 2008. This includes £1m per annum benefit from the sale of the Head Office, which will also generate a £10m cash inflow in the second half.
- The upgrade of the French enterprise business system was successfully concluded in September

FOCUS FOR THE SECOND HALF

- Roll out EBS across the European markets.
- Continue to deliver more EEM strategy initiatives; October 2006 has seen a significant increase in the range of EEM products available in the new catalogues in the major European markets.
- Implement the MRO strategy focused initially on the UK.
- Continue implementation of the cost reduction plans.



查找

Electrocomponents plc

International Growth



电气、电缆和连接器
测试设备
www.electrocomponents.com

ANNOUNCEMENT OF INTERIM RESULTS

HALF YEAR ENDED 30 SEPTEMBER 2006

6 November 2006



AGENDA

Agenda item	Presenter
Progress on strategy delivery Regional overview	Ian Mason Group Chief Executive
Financial performance Current trading	Simon Boddie Group Finance Director

STRATEGY ANNOUNCED IN MAY 2005

1. **Focus separately on two distinct customer groups**
   - Electronic and electromechanical (EEM)
   - Maintenance, repair and operations (MRO)

2. **Implement the Enterprise Business System (EBS)**
   - Asia
   - UK and Europe

3. **Create a lower cost infrastructure**
   - £10m infrastructure reduction by 2007/08

Good progress made, half way through the three year plan

WHERE WE COMPETE


EEM
MRO
R&D Engineers
Production Engineers
Maintenance Engineers
R&D
Pre Production
Maintenance
Product Lifecycle & Customers



TECHNOLOGY OFFERS

EEM (electronic and electromechanical)

RS is primary supplier to customers

- main supplier of all product needs
- first port of call

Broad range of products



Board Level Component - Semiconductor .





Technology Solutions – Interface Kit

Electromechanical Component - Connector

MRO (maintenance, repair and operations)

RS is secondary supplier to customers

- long 'tail' of product needs
- convenient or urgent needs

Broad range of products and technologies



Lens Flip Welding Goggles



Stainless Steel Rope Pull – PCA Automation Range

General Tool Kit



RS POSITION AND MARKET OPPORTUNITY


EEM Share by region, %
40%
70%
90%
90%
UK
Europe
US
Asia Pac

Massive EEM market available

- £12bn low volume component distribution
- plus electromechanical and other products

Market is growing and distribution share is growing

- R&D and new technologies driving growth

Low volume market is highly fragmented

- RS share c.3% worldwide

Great opportunities for growth worldwide

EEM COMPETITIVE POSITION



£10M+
£5-10M
£1-2M
£150-350K
£0-150K
Customer Spend
Global High Volume
Arrow
Avnet
Future
Digikey
Nationals
Specialists
RS Current
Board Level Components
Electromechanical Components
System Modules
EEM Technology

Market is undergoing fundamental change
- separation of R&D, technology proliferation, e-Commerce etc

Creating a more fragmented customer base with different needs

RS offer is ideally suited to serving these customers
- core RS strengths
- economic way to serve

Catalogue is growing in importance for customers and suppliers globally

EEM STRATEGY

RS is building a differentiated and attractive competitive position



£10M+
£5-10M
£1-2M
£150-350K
£0-150K
Customer Spend
Global High Volume
Arrow
Avnet
Future
Digikey
Nationals
Specialists
RS Current
Board Level Components
Electromechanical Components
System Modules
EEM Technology

EEM strategy implementation

Focus business on EEM
- created EEM division and sales teams
- recruited new skills

Improve offer for R&D engineers
- revamped component ranges
- make all products available worldwide
- launched new technology solutions

Develop pre-production sales model
- pilots underway

Develop new EEM capability
- meeting customer requirements

and a lot more EEM actions in the pipeline

EEM STRATEGY RESULTS

Allied extended range sales*


Sales
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

Wireless & Displays technology solution sales*


Wireless and Displays
Sales
May
Jun
Jul
Aug
Sep

* sales in the major European markets and Asia Pacific

COMMON ACTIONS: EEM and MRO

Build on RS core strengths
- broad product range
- reliable delivery
- order facilitation
- large customer base

Increase price flexibility
- larger orders
- customer discounts

Common infrastructure processes and systems
- EBS
- e-Commerce



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E-COMMERCE STRATEGY

e-Commerce sales : 26% of Group sales, growing at 21%

e-Commerce capability is key enabler of strategy implementation
- single common platform for RS businesses
- web-only products and global availability of products
- rapid price and offer changes

Continue to invest and develop the e-Commerce channel
- improve search
- improve relevance for EEM and MRO customers (2 front doors)
- enhance large customer offer (e-Procurement)

Become a more web-centric business
- more dynamic offer and enable cost reductions



EBS STATUS

2003 | 2004 | 2005 | 2006 | 2007

South Asia — France 1 — Australasia — Hong Kong — UK — France 2 — China — Rest of Europe

UK and France continue to work well
- smooth technical upgrade

European roll-out on schedule
- success of roll-out is a major focus for H2
- still significant challenge but confident

Asia Pacific
- China implemented in October

Allied timing to be determined

Benefits of integrated systems
- sales growth
- cost reduction
- stock turn increase



LOWER COST INFRASTRUCTURE

Good cost leverage in all International regions

- economies of scale
- cost reduction initiatives

Action taken to realise £0.9m in this half year

Sale of head office in Oxford and move to smaller rented building

- £10m cash flow benefit in H2
- lower running costs by £0.8m per year

Total annualised cost reductions now £6.1m

More planned to achieve £10m target

BUSINESS PORTFOLIO

	H1 Revenue	% of Group	Contribution as % of revenue
Europe	£133m	32%	20.6%
North America	£78m	18%	14.5%
Asia Pacific	£38m	9%	10.2%
International	£249m	59%	17.1%
UK	£173m	41%	26.0%
Group	£422m	100%	20.8%

INTERNATIONAL

Revenue growth 15%

Growth maintained in all regions

Gross margin reduction

Good operating cost leverage in all regions

Contribution increased by £4m from H1 2005/06


International sales growth
20%
15%
10%
5%
0%
H1 H2 2003/04
H1 H2 2004/05
H1 H2 2005/06
H1 2006/07

EUROPE

Revenue growth 10%

Larger business growth maintained

- France, Germany and Italy

Strong larger order growth

Focus on EBS implementation

Supplier marketing from Allied



Europe sales growth
15%
10%
5%
0%
-5%
H1 H2 H1 H2 H1 H2 H1
2003/04 2004/05 2005/06 2006/07
France, Germany and Italy
Smaller European Markets

e-Commerce share = 31%

NORTH AMERICA

Revenue growth 24%

Reinforcing strong local branches with field sales

Increased sales training and technical knowledge

Gross margin stable at 36%

New warehouse and office on track for mid 2007/08


North America sales growth
30%
25%
20%
15%
10%
5%
0%
H1
H2
H1
H2
H1
H2
H1
2003/04
2004/05
2005/06
2006/07

e-Commerce share = 9%

ASIA PACIFIC

Revenue growth 19%

Strong growth in all regions
- N Asia 21%
- S Asia 42%
- Australasia 7%
- Japan 16%

China acceleration plans now starting
- driving Same Day Offer
- EBS implementation in October 2006

Thailand sales office opened


Asia Pacific sales growth
20%
15%
10%
5%
0%
H1 H2 H1 H2 H1 H2 H1
2003/04
2004/05
2005/06
2006/07

e-Commerce share = 27%
- **Japan = 56%**



UK

Revenue growth 1%

Success of larger orders

Significant key account wins

From "one size fits all" to two targeted offers

- one shop, two departments (EEM, MRO)
- realign sales and marketing

Taking lead for Group MRO strategy


UK sales growth
10%
5%
0%
-5%
-10%
H1
H2
H1
H2
H1
H2
H1
2003/04
2004/05
2005/06
2006/07

e-Commerce share = 30%



UK MRO STRATEGY

Focus on existing strong technologies within MRO

- created PCA operating unit
- extended range from key PCA suppliers

Rationalise MRO product range

- 20% reduction in support product range in UK planned

Increase RS own-brand use

- 30% increase in own-brand product in UK planned

Build maintenance related services

Achieving strong growth in PCA in UK and Europe

PCA = Process Control & Automation



PROCESSES ENABLING GROWTH

Product Management
- cost price management benefits now coming through in UK
- greater alignment to strategy

Information Systems
- EBS roll out remains primary focus
- Global Technology Refresh now virtually complete

Supply Chain
- stock turn improved
- regional inventory planning commenced in UK and France

Media Publishing
- more of the catalogues are now annual
- supported by periodic specialogues and web-only launches

HR
- culture change programme



GOOD PROGRESS MADE

Strategy	% implementation
EEM & MRO	
EBS	
Cost	

Clear plans underway to complete strategy implementation

AGENDA

Progress on strategy delivery Regional overview	Ian Mason Group Chief Executive
Financial performance Current trading	Simon Boddie Group Finance Director



Unless otherwise stated

- This has been prepared using International Financial Reporting Standards (IFRS).
- Changes in revenue are adjusted for exchange rates and the number of trading days.
- Changes in profit, cash flow, debt and share related measures, such as earnings per share, are at reported exchange rates.
- In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.
- A cost of £0.7m was incurred in the half year for items excluded from headline profit. Key performance measures such as return on sales and EBITDA use headline profit figures.

INCOME STATEMENT 1

(£m)	2006/07	2005/06
Revenue	422.4	396.8
Day adjusted growth	9.0%	2.9%
Gross profit	214.0	206.3
Gross margin %	50.7%	52.0%
Headline profit before tax	36.3	35.3
Growth adjusted for trading days	16%	

THE 5 MAIN MOVEMENTS IN HEADLINE PROFIT



35.3
3.5
(2.4)
2.5
(1.4)
(1.2)
36.3
H1 2005/06
Int'l
UK
EBS
Proc's
Interest
H1 2006/07



INTERNATIONAL

(£m)	H1 2006/07	Change
Revenue	248.7	28.2
Revenue growth	15.5%	6.8% points
Gross margin	48.8%	(2.2)% points
Costs as a % of revenue	(31.7)%	1.6% points
Contribution	42.5	3.5

UK

(£m)	H1 2006/07	Change
Revenue	173.7	(2.6)
Revenue growth	0.9%	4.5% points
Gross margin	53.3%	-
Costs as a % of revenue	(27.3)%	(1.0)% points
Contribution	45.2	(2.4)



GROSS MARGIN AND GROSS PROFIT

Period	GM%	Change
H2 2004/05	53.0	
H1 2005/06	52.0	(1.0)
H2 2005/06	51.0	(1.0)
H1 2006/07	50.7	(0.3)

Actions

- implement EEM strategy
- increase large customers and larger order business
- rationalise MRO product range
- increase RS own-brand use
- better buying throughout the Group

Underlying gross margin is stabilising

Focused on increasing gross profit

EBS

Profit and loss account

(£m)	H1 2006/07	Change
Depreciation	(5.3)	(2.7)
Project and local business costs	(2.5)	5.2
	(7.8)	2.5

(£m)	
Estimated 2006/07	low (20)s

Cash flow

(£m)	H1 2006/07	Change
Profit and loss account	(7.8)	2.5
Depreciation	5.3	2.7
Working capital	-	(6.9)
Capital expenditure	(5.8)	4.2
Cash flow impact	(8.3)	2.5

(£m)	
Estimated 2006/07	c(20)

GROUPWIDE PROCESS COSTS

(£m)	H1 2006/07	H1 2005/06	Change
Group process costs	41.1	39.7	(1.4)
One-off IS costs	-	(0.6)	(0.6)
Comparable process costs	41.1	39.1	(2.0)
Sales	422.4	396.8	
% of sales	9.7%	9.9%	

One-off IS costs: groupwide technology upgrade

INCOME STATEMENT 2

(£m)	H1 2006/07	H1 2005/06
Headline profit before tax	36.3	35.3
Reorganisation costs	(0.7)	(1.7)
Profit before tax	35.6	33.6
Tax	(12.1)	(11.1)
Tax rate %	34.0%	33.0%
Profit for period	23.5	22.5
Earnings per share		
- Headline	5.5p	5.4p
- Basic	5.4p	5.2p
Interim dividend per share	5.8p	5.8p



RoHS: THE IMPACT

Europe: from 1 July 2006 for products used in production

- de facto world standard
- China equivalent in March 2007

c100,000 RoHS compliant products currently available in Europe and around 100,000 in North America

- All new products introduced are RoHS compliant

Currently dual stocking around 2,000 products where customer demand for both compliant and non-compliant stock is strong

No significant net impact on sales


THE RESTRICTION OF USE OF CERTAIN HAZARDOUS SUBSTANCES
RoHS
Do great things
RS
HOW RS CAN HELP YOU TO COMPLY
WITH THE RoHS DIRECTIVE
Go to
rswww.com/rohs
for more information



CASH FLOW 1

(£m)	H1 2006/07	H1 2005/06
Profit before tax	35.6	33.6
Depreciation	12.8	11.1
Employee share options	1.2	1.6
Finance expense (net)	2.5	1.3
Working capital	(12.2)	(0.2)
Cash generated from operations	39.9	47.4
Interest	(2.5)	(1.3)
Tax	(8.0)	(13.8)
Net capital expenditure	(17.2)	(14.2)
Free cash flow	12.2	18.1

WORKING CAPITAL

(£m)	H1 2006/07	H1 2005/06	
Stock	(8.8)	(12.7)	Stock turn up to 2.6 times (from 2.5 at year end)
Debtors	5.4	(0.1)	Debtor days flat
Creditors	(8.8)	12.6	FY06 EBS impact unwinds
Movement in working capital	(12.2)	(0.2)	

CAPITAL EXPENDITURE

(£m)	H1 2006/07	H1 2005/06
EBS	5.8	10.0
Other computer systems	4.8	1.9
US warehouse and office	4.8	-
Other	1.8	2.3
Net capital expenditure	17.2	14.2
Net capex / depreciation	1.3x	1.3x

2006/07 gross capex outlook

- £40m+ : European EBS roll out and North America warehouse and office

CASH FLOW 2

(£m)	H1 2006/07	H1 2005/06
Free cash flow	12.2	18.1
Dividends paid	(54.8)	(54.8)
Cash outflow	(42.6)	(36.7)
Exchange differences	12.2	(4.2)
Increase in net debt	(30.4)	(40.9)
Net debt	(151.2)	(96.3)

Financial ratios remain strong with high interest cover



PENSIONS UPDATE

Defined benefit schemes in UK, Ireland and Germany

- all closed to new entrants
- all other schemes are defined contribution

Under IAS 19, combined gross deficit of £41.8m at 31 March 2006

- of which UK £35.0m

UK deficit estimated to be £36m at September 2006

CURRENT TRADING

In October, Group revenue growth has been around 9% year on year. Growth in our International business was around 15% and the UK growth was around 1%.

In the second half of the financial year, the Group will focus on delivering a successful European EBS implementation. The Board is confident of delivering profit growth through implementing the new strategy.

SUMMARY

Continued strong revenue growth and cost leverage in International

UK has returned to revenue growth with stable gross margin

Adjusted profit growth 16%*

EBS focus on successful Europe roll out in second half

Strategy and cost reductions making good progress

* Adjusted for the impact of fewer trading days and excluding reorganisation costs



SAFE HARBOUR STATEMENT

This presentation contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.



APPENDIX

RESTATEMENT OF H1 2005/06 TO SPLIT OUT EBS COSTS

	Per 2005/06 Interim Statement	EBS	Per 2006/07 Interim Statement
International	38.6	0.4	39.0
UK	46.5	1.1	47.6
Processes	(48.5)	8.8	(39.7)
EBS	-	(10.3)	(10.3)
Operating profit	36.6	-	36.6